                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                         Meridian Point Realty Trust '83
- -------------------------------------------------------------------------------
                                 (Name of Issuer)

                          Shares of Beneficial Interest
- -------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                    589949106
- -------------------------------------------------------------------------------
                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
- -------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  July 12, 1996
- -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
CUSIP NO. 589949106
- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Turkey Vulture Fund XIII, Ltd.
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     WC,OO
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
- -------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                153,500
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               153,500
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     153,500
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.1%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
- -------------------------------------------------------------------------------

                                   SCHEDULE 13D
CUSIP NO. 589949106
- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Richard M. Osborne Trust
- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [X]
                                                                       (b) [ ]
- -------------------------------------------------------------------------------
3    SEC USE ONLY

- -------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     PF,OO
- -------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
- -------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
- -------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                113,844
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               113,844
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
- -------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     153,844
- -------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
- -------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.8%
- -------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
- -------------------------------------------------------------------------------

CUSIP No. 589949106

     Pursuant to Rule 13d-1(f)(1), this original Schedule 13D Statement is filed jointly on behalf of Turkey Vulture Fund XIII, Ltd. and the Richard M. Osborne Trust, for the purpose of reporting certain acquisitions by such reporting persons of shares of beneficial interest, without par value, of Meridian Point Realty Trust '83, a California real estate investment trust.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of beneficial interest, without par value (the "Shares"), of Meridian Point Realty Trust '83, a California real estate investment trust ("Meridian"), which has its principal executive offices at 655 Montgomery Street, Suite 800, San Francisco, CA 94111.

Item 2.   Identity and Background.

     (a) This Schedule 13D is filed by Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), and the Richard M. Osborne Trust (the "Trust"), which is a member of the Fund. Richard M. Osborne is the sole manager of the Fund and the sole trustee of the Trust.

     (b) The business address of the Fund and the address of the Trust is 7001 Center Street, Mentor, Ohio 44060.

     (c) The principal business of the Fund is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. The Trust
was established by Mr. Osborne for estate planning purposes.   Mr. Osborne is
President and Chairman of the Board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir, Inc. is located at 7001 Center Street, Mentor, Ohio 44060.

     (d)  Negative with respect to the Fund, the Trust and Mr. Osborne.

     (e)  Negative with respect to the Fund, the Trust and Mr. Osborne.

     (f) The Fund is an Ohio limited liability company, and the Trust is a trust organized under the laws of the state of Ohio. Mr. Osborne is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $350,000. The Fund purchased such Shares with its working capital.

     The Shares reported herein as having been acquired by the Trust were acquired for the aggregate purchase price of approximately $275,000. The Trust purchased such Shares with a combination of margin debt from Everen Securities, Inc. ("Everen"), and the personal funds of Mr. Osborne, which were contributed to the Trust by Mr. Osborne. Interest on the Everen margin debt is computed at a select rate above the rate banks charge securities brokers ("brokers call

CUSIP No. 589949106

money rate") and is subject to change, without notice, if the brokers call money rate changes. To the extent permitted by law, Everen has a lien on certain of the Shares reported herein as having been acquired by the Trust. A copy of the agreement setting forth the terms of the Everen margin debt is attached hereto as Exhibit 7.1.

Item 4.   Purpose of Transaction.

     The Fund and the Trust purchased the Shares to acquire a significant minority interest in Meridian for the purposes of investment. Mr. Osborne has had discussions, and intends to meet, with the management of Meridian to discuss its business strategies. He intends to seek representation on the Board of Trustees of Meridian. In connection with seeking such representation, Mr. Osborne may, upon review of relevant information about the business and operations of Meridian, propose changes in the business strategies and structure of Meridian. Depending on Mr. Osborne's review, future market conditions, developments with respect to Meridian's business and other factors, the Fund and the Trust may seek to acquire additional Shares.

     Mr. Osborne is aware that because Meridian is a real estate investment trust ("REIT") the Internal Revenue Code of 1986, as amended (the "Code"), may govern the acquisition of additional Shares by the Fund or the Trust. In particular, the Code provides that to qualify as a REIT an entity must (i) throughout each taxable year have at least 100 shareholders and (ii) during the last half of each taxable year have not more than 50% in value of the outstanding shares of the entity owned, directly or indirectly, by five or fewer individuals. In addition, Meridian's Amended and Restated Declaration of Trust, as modified by the Board of Trustees of Meridian, effective May 3, 1996 (the "Declaration of Trust"), purports to prohibit any person from acquiring more than 9.8% of the lesser of the number or value of the outstanding Shares. In the event that the Fund or the Trust determines to make additional purchases of the Shares, it will continue to review such provisions of the Code and the Declaration of Trust.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D and except as set forth above in this Item, neither the Fund, the Trust nor Mr. Osborne presently has plans or proposals that relate to or would result in any of the following:

     (i) a merger, consolidation or other business combination involving Meridian or the reorganization or liquidation of Meridian;

     (ii) the sale or disposition of a material amount of assets of Meridian;

     (iii) a material change in the present capitalization or dividend policy of Meridian;

     (iv) a material change in the business or corporate structure of Meridian;

CUSIP No. 589949106

     (v) a change to the Declaration of Trust or other similar instruments of Meridian, or the impediment of the acquisition of control of Meridian by any person;

     (vi) the cessation of authorization to be quoted in an inter-dealer quotation system of a registered national securities association;

     (vii) a class of equity securities of Meridian becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and

     (viii) any action similar to any of those enumerated in (i) through
(viii) above.

     Mr. Osborne, the Fund and the Trust reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above.

Item 5.   Interest in Securities of the Issuer.

     (a) According to the most recently available filing with the Securities and Exchange Commission by Meridian, there are 3,031,618 Shares outstanding.

     The Fund beneficially owns 153,500 Shares, or approximately 5.1% of the outstanding Shares, and the Trust beneficially owns 113,844 Shares, or approximately 3.8% of the outstanding Shares. Because Mr. Osborne is sole manager of the Fund and sole trustee of the Trust, (i) Mr. Osborne may be deemed to beneficially own such Shares, and (ii) the Trust and the Fund may be deemed members of a group under Section 13(d)(3) of the Exchange Act. Together, the Fund and the Trust beneficially own 267,344 Shares, or approximately 8.8% of the outstanding Shares.

     (b) Mr. Osborne, as sole manager of the Fund and sole trustee of the Trust, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 267,344 Shares owned by the Fund and Trust.

     (c) During the past 60 days, the Fund purchased 153,500 Shares, at a price per share of $2.25 (excluding commissions), in one open market transaction on July 12, 1996. No transactions in Shares were effected by the Trust in the past 60 days.

     (d)  Not Applicable.

     (e)  Not Applicable.

CUSIP No. 589949106

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1  --     General Account Agreement Letter to Everen Securities,
                         Inc. from the Richard M. Osborne Trust

     Exhibit 7.2  --     Agreement of Joint Filing

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 19, 1996                    THE RICHARD M.  OSBORNE TRUST


                                        By: /s/ Richard M. Osborne
                                        -----------------------------
                                        Richard M. Osborne, Trustee


                                        TURKEY VULTURE FUND XIII, LTD.


                                        By: /s/ Richard M. Osborne
                                        -----------------------------
                                        Richard M. Osborne, Manager

CUSIP No. 589949106
                                   Exhibit Index

     Exhibit 7.1  --     General Account Agreement Letter to Everen Securities,
                         Inc. from the Richard M. Osborne Trust

     Exhibit 7.2  --     Agreement of Joint Filing